UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2016

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. (“Oi” or “Company”, Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C) hereby informs its shareholders and the Market in general of the change in the ratio of the number of common shares of Oi represented by the Depositary Receipts (“Common DRs”) issued under its Level II Sponsored Depositary Receipts Program.

Currently, each Common DR represents one (1) common share issued by the Company. After the change in the ratio described below, each Common DR will represent five (5) common shares.

Accordingly, registered holders of Common DRs must surrender their Common DRs to the depositary, The Bank of New York Mellon (“BNYM”), beginning on February 1, 2016, for cancellation of these Common DRs and their replacement by new Common DRs. Following receipt of Common DRs surrendered for cancellation, BNYM will issue new Common DRs to replace the surrendered Common DRs. The Depository Trust Company (“DTC”) will coordinate the exchange on behalf of the beneficial Common DR holders. Beneficial holders do not need to take any action in order for their Common DRs to be exchanged. The effective date for the mandatory exchange of the Common DRs with BNYM, in the ratio of one (1) new Common DR for each five (5) outstanding Common DRs, will be February 1, 2016.

The Company also informs that the other terms and conditions of its Common DR program will remain unchanged. Therefore, the Common DRs issued following the ratio change will be of the same type and will grant their holders the same rights as the Common DRs held prior to the ratio change.

Rio de Janeiro, January 22, 2016.

Oi S.A.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2016

OI S.A.

By:	/s/ Flavio Nicolay Guimarães
	Name:	Flavio Nicolay Guimarães
	Title:	Chief Financial Officer and Investor Relations Officer